VIA EDGAR

October 24, 2019

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company (“Depositor”) and its
Massachusetts Mutual Variable Life Separate Account I (“Registrant”)
Post-Effective Amendment No. 4 to Registration Statement on Form N-6
Prospectus Title: MassMutual ElectrumSM (“Electrum”)
File Nos. 333-215823, 811-08075

Dear Mr. Cowan:

I am in receipt of the Staff’s comments dated October 8, 2019 regarding the above-referenced filing.

Please note that the page numbers referenced below correspond to the page of the PDF of the 485(a) filing with the Staff’s comments included.

I have also included a revised version of the supplement for your review and approval.

My responses to the Staff’s comments are as follows:

Parts A and B

General (page 2)

1.	Was this supplement intended to be incorporated by reference?

Response to Comment No. 1: The supplement referenced in Parts A and B of the filing is included on the following page of the filing. It is not incorporated by reference.

Supplement

General (page 3)

2.	We reviewed another prospectus supplement for MassMutual last month in which we told you to only include the changes effective on or after December 31, 2019 in the supplement. Please follow that same format.

Response to Comment No. 2: We have revised the supplement to follow the same format as the supplement we filed for our Variable Universal Life III policy on October 11, 2019, which includes only the changes for policies issued after December 31, 2019.

Fee Tables (pages 3-6)

3.	Show only changes for policies issued after December 31, 2019. Because there are no changes that affect existing policy owners there is no need to show fee table for existing policies.

Response to Comment No. 3: We have revised the supplement to show only changes for policies issued after December 31, 2019 throughout the supplement.

4.	Are there any change to these rates for policies issued after December 31, 2019?

Response to Comment No. 4: For policies issued after December 31, 2019, there are no changes to any of the rates for the charges listed under the “For policies issued on, before, or after December 31, 2019” section in the original version of the supplement.

Part C

Item 33 (page 38)

5.	Use the correct name of policy in the Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940.

Response to Comment No. 5: We have revised our Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940 to include the name of the policy.

I appreciate your attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh
Head of MMUS Product & Operations Law
for Massachusetts Mutual Life Insurance Company

Supplement effective November 8, 2019
to the Prospectus dated May 1, 2019, as supplemented, and
to the Statement of Additional Information dated May 1, 2019 for:

MassMutual ElectrumSM

issued by Massachusetts Mutual Life Insurance Company

THIS SUPPLEMENT MUST BE READ IN CONJUNCTION WITH YOUR PROSPECTUS. PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

This supplement amends certain information included in the above-referenced prospectus, as supplemented (“Prospectus”), and Statement of Additional Information.

For policies issued after December 31, 2019, the maximum insurance charge rates will be based on the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday (the “2017 CSO”). In addition to the maximum insurance charge, the base face amount charge, the cost of insurance rate and face amount charge associated with the Supplemental Monthly Term Insurance Rider, and the minimum death benefit percentage used in the Cash Value Accumulation Test will also change in connection with the change to the 2017 CSO, as reflected below.

Unless otherwise noted below, the information in the Prospectus and Statement of Additional Information remains unchanged. The terms used herein have the same meaning as those used in the Prospectus and Statement of Additional Information.

The Prospectus is amended as set forth below only for policies issued after December 31, 2019:

________

Fee Tables

Periodic Charges Other than Fund Operating Expenses

For policies issued after December 31, 2019

Charge	When Charge is Deducted	Amount Deducted
Administrative Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $9.00 per month	Current: • $5.00 per month
Cost of Insurance Charge [1,2]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $23.98 per $1,000 of Insurance Risk	Minimum: • $0.01 per $1,000 of Insurance Risk
Cost of Insurance Charge for a 45 year old non-smoker in the standard risk classification, with Death Benefit Option 1.[3]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1,000 of Insurance Risk
Base Face Amount Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.025 per $1,000 of Base Selected Face Amount	Current: • $0.025 per $1,000 of Base Selected Face Amount

Page 1 of 10	L8097_19_01

Charge	When Charge is Deducted	Amount Deducted
Mortality & Expense Risk Charge [4]	Monthly, on the policy’s Monthly Calculation Date	Maximum Annual Rate: • 0.90% of the policy’s Variable Account Value

Current Annual Rate:

Policy Years 1 – 5:

• 0.25% of the policy’s Variable Account Value

Policy Years 6 – 15:

• 0.20% of the policy’s Variable Account Value

Policy Years 16+:

• 0.10% of the policy’s Variable Account Value

Loan Interest Rate Expense Charge [5]	Reduces the interest we credit on the loaned value. We credit the loan interest daily.	Maximum Annual Rate: • 3.00% of loaned amount	Current Annual Rate: Policy Years 1 – 10: • 1.00% of loaned amount Policy Years 11+: • 0% of loaned amount

1	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

2	The maximum cost of insurance charge rates are based on 100% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO) Age-Last Birthday, Gender and Smoker Distinct Table, or, for policies issued in Montana, the maximum cost of insurance rates are based on 100% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO) Age-Last Birthday, Unisex and Smoker Distinct Table.

3	The rates shown for “representative insured” are first year rates only.

4	The monthly Mortality & Expense Risk Charge is deducted from the then current Account Values in the Divisions of the Separate Account. This charge will be determined by multiplying one-twelfth of the Mortality & Expense Risk Charge Percentage by the Account Values in the Divisions of the Separate Account.

5	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

Rider Charges

For policies issued after December 31, 2019

Rider Charge	When Charge is Deducted	Amount Deducted
Overloan Protection Rider	Once, upon activation of the rider	Maximum percentage of Account Value: [1] • 3.71%	Minimum percentage of Account Value: [1] • 1.02%
Overloan Protection Rider charge for an 80 year old	Once, upon activation of the rider	3.19% of Account Value
Waiver of Monthly Charges Rider [2]	Monthly, on the policy’s Monthly Calculation Date	Maximum rate per $100 of Monthly Deduction: [3] • $11.98	Minimum rate per $100 of Monthly Deduction:[3] • $4.55
Waiver of Monthly Charges Rider charge for a 45 year old male, nonsmoker, in the standard risk classification	Monthly, on the policy’s Monthly Calculation Date	Rate per $100 of Monthly Deduction: [3] • $10.29

Page 2 of 10	L8097_19_01

Rider Charge	When Charge is Deducted	Amount Deducted
Cash Surrender Value Enhancement Rider	When you pay premium	Maximum: Years 1 – 7: • 1.00% of each premium payment Years 8+: • 0.00%
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) [4,5]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $31.33 per $1,000 of Insurance Risk	Minimum: • $0.01 per $1,000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) for a 45 year old male, nonsmoker, in the standard risk classification [6]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1,000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Face Amount Charge)	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.025 per $1,000 Term Selected Face Amount	Current: • $0.025 per $1,000 Term Selected Face Amount

1	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of Account Value varies by Attained Age, 75 – 95.

2	The charges for the waiver of monthly charges rider vary by Attained Age. The rider charges may not be representative of the charges that a particular Policy Owner will pay. If you would like information on the charges for your particular situation for the waiver of monthly charges rider charges, you can request a personalized illustration from your registered representative by calling our Administrative Office at 1-800-665-2654.

3	The policy’s “monthly deduction” is the sum of the following current monthly charges: (a) cost of insurance charge for the base coverage, (b) policy administrative charge, (c) base face amount charge, and (d) any applicable rider charges.

4	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-665-2654.

5	The maximum cost of insurance charge rates are based on 125% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO) Age-Last Birthday, Gender and Smoker Distinct Table, or, for policies issued in Montana, the maximum cost of insurance rates are based on 125% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO) Age-Last Birthday, Unisex and Smoker Distinct Table.

6	The rates shown for the “representative insured” are first year rates only.

________

Premiums

•	The third paragraph under Annual Target Premium in the Premium Payments and Payment Plans sub-section of the Premiums section adds the following:

For policies issued after December 31, 2019

	Issue Age
Class	25	40	55
Male Tobacco	$2,590	$4,369	$7,139
Female Tobacco	2,309	3,989	6,644
Unisex Tobacco	2,536	4,296	7,045
Male Non-Tobacco	2,011	3,416	5,700
Female Non-Tobacco	1,765	3,033	5,172
Unisex Non-Tobacco	1,964	3,344	5,601

Page 3 of 10	L8097_19_01

________

Death Benefit

•	Guideline Premium Test in the Minimum Death Benefit sub-section of the Death Benefit section adds the following:

For policies issued after December 31, 2019

CASH VALUE ACCUMULATION TEST Male, Non-Tobacco				CASH VALUE ACCUMULATION TEST Male, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	1003%	57	267%	18	786%	57	217%
19	971	58	258	19	760	58	211
20	941	59	250	20	735	59	205
21	911	60	242	21	711	60	199
22	882	61	234	22	687	61	194
23	853	62	227	23	664	62	189
24	826	63	220	24	642	63	184
25	798	64	213	25	621	64	179
26	772	65	206	26	600	65	175
27	746	66	200	27	580	66	171
28	720	67	194	28	560	67	167
29	695	68	189	29	541	68	163
30	670	69	183	30	522	69	160
31	646	70	178	31	504	70	156
32	623	71	173	32	487	71	153
33	601	72	168	33	470	72	150
34	580	73	164	34	454	73	147
35	560	74	159	35	439	74	145
36	541	75	155	36	424	75	142
37	522	76	151	37	409	76	140
38	505	77	148	38	396	77	137
39	488	78	144	39	383	78	135
40	472	79	141	40	370	79	133
41	456	80	137	41	358	80	131
42	441	81	134	42	347	81	129
43	426	82	132	43	336	82	127
44	412	83	129	44	325	83	125
45	398	84	126	45	315	84	123
46	385	85	124	46	305	85	121
47	372	86	122	47	295	86	119
48	360	87	119	48	286	87	118
49	348	88	117	49	277	88	116
50	336	89	115	50	269	89	114
51	325	90	113	51	260	90	113
52	314	91	111	52	253	91	111
53	304	92	109	53	245	92	109
54	294	93	107	54	238	93	107
55	285	94	104	55	230	94	104
56	275	95	100	56	224	95	100

Page 4 of 10	L8097_19_01

CASH VALUE ACCUMULATION TEST Female, Non-Tobacco				CASH VALUE ACCUMULATION TEST Female, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	1171%	57	292%	18	899%	57	232%
19	1130	58	283	19	867	58	225
20	1090	59	273	20	836	59	219
21	1051	60	264	21	805	60	213
22	1014	61	256	22	776	61	207
23	978	62	247	23	748	62	201
24	943	63	239	24	721	63	196
25	909	64	232	25	695	64	191
26	876	65	224	26	670	65	186
27	845	66	217	27	645	66	181
28	814	67	210	28	622	67	177
29	785	68	204	29	599	68	172
30	757	69	198	30	578	69	168
31	730	70	192	31	557	70	165
32	703	71	186	32	537	71	161
33	678	72	180	33	517	72	157
34	654	73	175	34	499	73	154
35	631	74	170	35	481	74	151
36	609	75	165	36	464	75	147
37	588	76	160	37	448	76	144
38	568	77	156	38	433	77	141
39	549	78	152	39	418	78	139
40	530	79	148	40	404	79	136
41	512	80	144	41	391	80	133
42	494	81	140	42	378	81	131
43	477	82	137	43	365	82	128
44	461	83	134	44	353	83	126
45	445	84	131	45	341	84	124
46	429	85	128	46	330	85	122
47	414	86	125	47	319	86	120
48	400	87	122	48	308	87	119
49	386	88	120	49	298	88	117
50	372	89	117	50	289	89	115
51	359	90	115	51	280	90	113
52	347	91	113	52	271	91	111
53	335	92	110	53	262	92	109
54	324	93	107	54	254	93	107
55	313	94	104	55	247	94	104
56	302	95	100	56	239	95	100

Page 5 of 10	L8097_19_01

________

Charges and Deductions

•	The third paragraph under Cost of Insurance Charge in the Monthly Charges Against the Account Value sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

The guaranteed maximum cost of insurance charge rates associated with your policy are shown in the policy’s specifications pages. These rates are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

•	Base Face Amount Charge in the Monthly Charges Against the Account Value sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

We currently deduct a monthly base face amount charge from the policy. We use this charge to reimburse us for the underwriting costs. We base this charge on the greater of: the Initial Base Selected Face Amount; or the initial premium multiplied by the applicable Minimum Death Benefit percentage (based on the Insured’s Attained Age at the time of calculation). This charge is guaranteed not to exceed $0.025 per $1,000 of the amount calculated in accordance with the preceding sentence.

________

Other Benefits Available Under the Policy

•	The fifth paragraph under the Supplemental Monthly Term Insurance Rider sub-sub-section of the Additional Benefits You Can Get by Rider sub-section of the Other Benefits Available Under the Policy section adds the following:

For policies issued after December 31, 2019

If you compare a policy with the Term Rider to one that provides the same amount of total coverage without the Term Rider, the policy with the Term Rider will, in most cases, have a lower Annual Target Premium and lower premium load charges (assuming the same premium payments are made on both polices). The following tables show the estimated Annual Target Premium and estimated premium load charge for a policy with a $1,000,000 Base Selected Face Amount and a policy with a $500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount. Assuming an annual premium payment of $40,490, the estimated premium load charge is less for the policy that has allocated a portion of the coverage to the Term Rider. This is because the Annual Target Premium is calculated based on the coverage provided under the base policy only and does not take into account coverage provided under the Term Rider.

	$1,000,000 Base Selected Face Amount	$500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount
Estimated Annual Target Premium*	$40,490	$20,245
Estimated Premium Load Charge*	$2,247.20	$1,589.23

*       Assumes policy issued to a 45 year-old male non-smoker and is funded with a $40,490 annual premium payment

Page 6 of 10	L8097_19_01

•	Rider Face Amount Charge in the Supplemental Monthly Term Insurance Rider sub-sub-section of the Additional Benefits You Can Get by Rider sub-section of the Other Benefits Available Under the Policy section adds the following:

For policies issued after December 31, 2019

This charge is based on the initial Term Selected Face Amount. This charge is guaranteed not to exceed $0.025 per $1,000 of Term Selected Face Amount.

•	The first paragraph under Term Rider Cost of Insurance Charge in the Supplemental Monthly Term Insurance Rider sub-sub-section of the Additional Benefits You Can Get by Rider sub-section of the Other Benefits Available Under the Policy section adds the following:

For policies issued after December 31, 2019

The amount of this charge is equal to the monthly insurance rate multiplied by each $1,000 of monthly term insurance that requires a charge (calculated as described below). Monthly rates may be changed by us from time to time. However, the rates for the Term Rider will never be more than the guaranteed maximum rates shown in the policy specifications. These rates are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

________

Appendix A

•	The first paragraph under the Examples of Premium Load Charge Blending section in Appendix A adds the following:

For policies issued after December 31, 2019

The tables and the calculations below show examples of how actual charges would be determined using a sample policy assuming the following:

•	The policy is in Policy Year 2, policy month 1.

•	The Total Selected Face Amount is $1,000,000.

•	The Base Selected Face Amount $800,000 and the Term Selected Face Amount is $200,000.

•	The policy is issued on a guaranteed basis for a 45 year-old male nonsmoker.

•	The policy is funded by seven annual premium payments of $40,490.

•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 2, policy month 1 is $100,000.

•	The monthly equivalent of the minimum annual interest rate for the fixed account value is 0.0008295.

•	The Percent of Premium Charge sub-section of the Examples of Premium Load Charge Blending section in Appendix A adds the following:

For policies issued after December 31, 2019

Total Percent of Premium Charge: Deducted from each premium payment

Policy Year	Target Premium Charge	Excess Premium Charge	Target Premium Paid	Excess Premium Paid
2	5.55%	2.30%	$32,392	$8,098

Page 7 of 10	L8097_19_01

Using the charges in the table above and the assumptions in the example listed above, the total Percent of Premium Charge is calculated as shown below.

Total Percent of Premium Charge =

[(Target Premium) x (Target Premium’s Percent of Premium Charge)]

+

[(Excess Premium) x (Excess Premium’s Percent of Premium Charge)]

= [($32,392) x (0.0555)]

+

[($8,098) x (0.023)]

= $1,984.01 of the premium received during Policy Year 2

•	The Face Amount Charge sub-section of the Examples of Premium Load Charge Blending section in Appendix A adds the following:

For policies issued after December 31, 2019

Total Selected Face Amount Charge: Deducted Monthly from Cash Value
Policy Year	Base Selected Face Amount Monthly Charge per $1,000 of Face Amount	Term Selected Face Amount Monthly Charge per $1,000 of Face Amount
2	$0.025	$0.025

Using the charges in the table above and the assumptions in the example listed above, the Total Selected Face Amount charge is calculated as shown below.

Total Selected Face Amount Charge per Month =

[(Base Selected Face Amount) x (Base Selected Face Amount Charge)]

+

[(Term Selected Face Amount) x (Term Selected Face Amount Charge)]

= [($800,000)/1,000 x ($0.025)]

+

[($200,000)/1,000 x ($0.025)]

= [($800) x ($0.025)]

+

[($200) x ($0.025)]

= [($20.00)]

+

[($5.00)]

= $25.00 deducted monthly from the Cash Value in Policy Year 2

Page 8 of 10	L8097_19_01

________

Appendix C

•	The Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation section in Appendix C adds the following:

For policies issued after December 31, 2019

Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation

The calculations below show an example of how the amount of monthly term insurance and the corresponding term cost of insurance charge would be determined using a sample policy with the term rider assuming the following:

•	The policy is in Policy Year 6, policy month 1.

•	The policy is issued on a guaranteed basis for a 45 year-old male non-smoker.

•	The policy is issued under the Cash Value Accumulation Test.

•	The policy’s Death Benefit Option is Option 1.

•	The Total Selected Face Amount is $1,000,000.

•	The Base Selected Face Amount $800,000 and the Term Rider Selected Face Amount is $200,000.

•	The policy is funded by seven annual premium payments of $40,490.

•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 6, policy month 1 is $250,000.

•	The Minimum Death Benefit factor for a 50 year-old male non-smoker is 3.36.

•	The monthly equivalent of the minimum annual interest rate for the fixed Account Value is 0.0008295.

•	The term monthly cost of insurance charge per $1,000 of Insurance Risk in Policy Year 6 is $0.09.

Amount of monthly term insurance

The calculation of the amount of monthly term insurance in Policy Year 6, policy month 1 is shown below:

Amount of monthly term insurance

= Term Selected Face Amount – (Minimum Death Benefit – Base Selected Face Amount)*

= $200,000 – (($250,000 x 3.36) – $800,000)

= $200,000 – ($840,000 – $800,000)

= $200,000 – $40,000

= $160,000 of monthly term insurance in Policy Year 6, policy month 1

*        This amount will not be less than zero.

Monthly Term Insurance Cost of Insurance Charge

The calculation of the term cost of insurance charge in Policy Year 6, policy month 1 is shown below:

Term Rider Cost of Insurance Charge

= [(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]

= [($160,000/1.0008295)/1,000] x $0.09

= [$159,867.39/1,000] x $0.09

= $159.87 x $0.09

= $14.39 deducted from the cash value in the first month of Policy Year 6 for the monthly term cost of insurance charge

Page 9 of 10	L8097_19_01

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STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information is amended to reflect that policies issued after December 31, 2019 will use the 2017 CSO.

If you have questions about this supplement, or other product questions, you may contact your registered representative, call our Customer Service Center at (800) 665-2654 (Monday through Friday, 8 a.m. - 5 p.m. Eastern Time), or visit us online at www.MassMutual.com/contact-us.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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